Filed by Umpqua Holdings Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

(Commission File No.: 001-34696)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•                  Investor Presentation by Umpqua Holdings Corporation, held on December 10, 2013.

UMPQUA HOLDINGS CORPORATION Capital World Investors Presentation December 10, 2013

Safe Harbor Statement This presentation includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in Umpqua’s filings with the SEC. You should not place undue reliance on forward-looking statements and we undertake no obligation to update any such statements. Specific risks in this presentation include whether shareholders approve the merger, whether the companies receive regulatory approvals, the timing of closing, whether the companies have accurately predicted acquisition and consolidation expenses, anticipated fair value adjustments, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies. This presentation may be deemed to be offering or solicitation materials of Umpqua and Sterling in connection with the proposed merger of Sterling with and into Umpqua. Shareholders of both companies are urged to read the joint proxy statement/prospectus included in the registration statement on Form S-4, which Umpqua filed with the SEC in connection with the proposed acquisition, because it contains important information about Umpqua, Sterling, the acquisition and related matters. The directors and executive officers of Umpqua and Sterling may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua’s and Sterling’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, One Southwest Columbia, Suite 1200, Portland, OR 97258, and from Sterling by directing a request to Sterling Financial Corporation, Investor Relations, 111 North Wall Street, Spokane, WA 99201.

What is Umpqua Growth company: focus on organic growth Culture and value proposition Brand expansion Based on above, we are a successful acquirer Successfully integrated 26 brands into the Bank since 2000 Best of the best approach Community bank at any size

Culture and Value Proposition Umpqua one of the country’s most innovative community banks Strategy Pioneered retail model with bank stores not branches Store concept differentiates company, creates distinct customer experience Stores serve as community hubs “Stores” Recognized regionally and nationally as one of the country’s best companies: Fortune’s “Top 100 Companies to Work For” list each of the last seven years Named “Oregon’s Most Admired Financial Services Company” each of the last nine years Iconic culture

Current Footprint 206 stores 32 commercial banking centers $11.6 billion assets

What We’ve Focused On Operating earnings growth Continued loan growth, expanding market presence Leverage solid capital base, deploy/return excess capital Efficiency improvements Continued revenue diversification

What We’ve Focused On Operating earnings growth FinPac contributed $0.05 to operating EPS in Q3, offset home lending decline Continued loan growth and diversification in non-interest revenue

What We’ve Focused On Continued loan growth, expanding market presence Record commercial production over past year Building relationships and C&I portfolio (now 28% of total) Pipeline at record $2 billion FinPac added ~$251 million in Q3, significant growth potential

What We’ve Focused On Leverage solid capital base, deploy/return excess capital Focused on deploying excess capital Increased dividend to $0.15/quarter in Q2 2013, ~3.5% yield LLR = loan loss reserve, TRUP = trust preferred capital, COMMON = tangible common equity

What We’ve Focused On Efficiency improvements Expanding non-interest revenue lines – wealth management, capital markets, treasury management, international & mortgage banking Leverage/reduce core expense in light of low interest rate environment Source: Company filings, SNL Financial Note: Regional peers include Banner Corporation, Cascade Bancorp, CVB Financial, PacWest Bancorp, Sterling Financial, Columbia Bancorp, and Westamerica Bancorp; Regional peers represent a median ratio. 2013 peer data represents Q2 2013, as year to date not available at preparation of this presentation.

What We’re Focused On Priorities Shareholder value/total return Culture and value proposition Brand expansion Leverage capital and deploy excess liquidity Core deposit growth Integration Our successes over the past few years have led to the next logical step…

Strategic fit. 12

$22bn in assets and 394 stores across five states, focused on consumers and businesses seeking a strong, locally-run community bank on the West Coast Complementary branch footprints offer both market density and opportunity for consolidation Top 3 among independent banks in 10 of 11 primary markets Merger of like-minded neighbors with a shared vision of the future Strategically attractive Right timing: credit profiles of both institutions are stable Strong team: focused on execution with significant merger integration experience Meaningful cost synergies: targeting 30% of Sterling’s core cash noninterest expenses Low-risk, high-return opportunity for both sides 12%+ EPS accretion to Umpqua¹ Tangible book value earnback of 2.5 years (0.75 year spot earnback) ~15% IRR Financially compelling 13 ¹ Based on IBES 2015E EPS excluding announced restructuring expenses

Merger Summary Name: Umpqua Holdings Corporation / Umpqua Bank Headquarters: Portland, OR Management: President and CEO of Umpqua Holdings, Ray Davis Co-Presidents of Umpqua Bank, Cort O’Haver and Greg Seibly Board: 9 Umpqua (including Chair) / 4 Sterling Timing: Expected to close in 1H 2014, subject to customary approvals Ownership: 51% Umpqua / 49% Sterling Consideration: 1.671 Umpqua shares and $2.18 in cash for each Sterling share Equivalent to $30.52¹ per Sterling share 15% premium to Sterling’s September 11, 2013, closing stock price 16% premium to Sterling’s 30-day average closing stock price Deal value: $1,968mm1 18.8x IBES 2015E EPS 12.2x synergized 2015E EPS2 1.67x Q2 2013 tangible book value (vs. 1.70x for $500mm-$2.5bn U.S. bank mergers and acquisitions3 since January 2012) 14 ¹ Based on Umpqua closing share price of $16.96 on September 11, 2013 2 Reflects after-tax impact of run-rate cost savings; does not include fair value or other transaction adjustments 3 Sample includes eleven bank sector M&A transactions with deal value of $500mm-$2.5bn which were announced since January 1, 2012

Proforma Footprint 15

Key merger assumptions Cost synergies: 30% of Sterling’s core cash operating expenses, or 14% of combined expenses Staggered phase-in: 50% in 2014, 100% thereafter 42 branches within two miles of each other (11% of combined) One-time charges: Pre-tax restructuring charge of $80mm Sterling balance sheet restructuring: Reduce liability sensitivity with term placement of wholesale borrowings, and other balance sheet restructuring Core deposit intangible: ~1.25% of Sterling’s non-time deposits amortized over 10 years (sum-of-the-years digits methodology) Credit mark: $250mm gross pre-tax mark on loans (3.2% of gross loans at closing) Rate mark: Net $(47mm) pre-tax rate mark, reflecting impacts of ($52mm) discount on loans, ($25mm) premium on time deposits, ($56mm) premium on repurchase agreements and ($5mm) premium on FHLB borrowings; and impact of $91mm discount on trust preferred Sterling DTA: Sterling’s current ~$283mm net deferred tax asset is transferrable to the pro-forma company 16

Focus on Integration Leaders: Executive leadership Direct to CEO Achievements to date: All regulatory applications filed Preliminary S-4 filed w/ SEC Divestiture marketing underway Executive level organizational structure finalized 18 specific area detail plans underway Integration team leaders on both sides identified, weekly planning meetings External resources contracted Prior to closing: Target technology architecture plan Brand campaign 17 Umpqua has successfully integrated 26 brands since 2000.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Umpqua Holdings Corporation (“Umpqua”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 which contains a preliminary joint proxy statement/prospectus of Sterling Financial Corporation (“Sterling”) and Umpqua, and Sterling and Umpqua will each file other documents with respect to the proposed merger.  A definitive joint proxy statement/prospectus will be mailed to shareholders of Sterling and Umpqua.  Investors and security holders of Sterling and Umpqua are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Umpqua or Sterling through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Umpqua will be available free of charge on Umpqua’s internet website at www.umpquaholdingscorp.com or by contacting Umpqua’s Investor Relations Department at 503.268.6675.  Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s internet website a www.sterlingfinancialcorporation.com or by contacting Sterling’s Investor Relations Department at 509.358.8097.

Umpqua, Sterling, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Umpqua is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, which were filed with the SEC on May 2, 2013 and August 6, 2013, respectively, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on February 25, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on January 14, 2013, April 11, 2013 and April 22, 2013, respectively.  Information about the directors and executive officers of Sterling is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 27, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 15, 2013, and its Current Reports on Form 8-K or 8-K/A, which were filed with the SEC on January 28, 2013, March 4, 2013, May 2, 2013 (Item 5.07), May 10, 2013, June 20, 2013 and August 9, 2013, respectively.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, “plan”, “seek”, “should”, “would”, “estimate” and similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts.  These forward-looking statements are subject to numerous risks and uncertainties.  Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond Sterling’s and Umpqua’s control.  These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Sterling or Umpqua in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to promptly and effectively integrate the businesses of Sterling and Umpqua; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions.  Sterling and Umpqua undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Umpqua’s and Sterling’s most recent Form 10-K and 10-Q reports and to Sterling’s and Umpqua’s most recent Form 8-K reports, which are available online at www.sec.gov.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Umpqua or Sterling.